Concordia International Corp.
(the “Corporation”)
Annual General and Special Meeting of Holders of Common Shares June 19, 2018
REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage of Votes For	Percentage of Votes Against	Percentage of Votes Withheld
1. To elect the following persons as directors of the Corporation	Carried
(a) Randy Benson		10,651,526	-	1,060	99.99	-	0.01
(b) Douglas Deeth		9,318,495		1,334,091	87.48		12.52
(c) Rochelle Fuhrmann		9,316,431	-	1,336,155	87.46	-	12.54
(d) Itzhak Krinsky		9,305,642	-	1,346,944	87.36	-	12.64
(e) Francis Perier, Jr.		9,315,082	-	1,337,504	87.44	-	12.56
(f) Patrick Vink		8,953,679	-	1,698,907	84.05	-	15.95

2. To re-appoint PricewaterhouseCoopers LLP as the auditor of the Corporation and to authorize the directors of the Corporation to fix the auditor’s remuneration	Carried	16,731,316	-	1,082,309	93.92	-	6.08

Special Business	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage of Votes For	Percentage of Votes Against	Percentage of Votes Withheld
3. To approve the continuance of the Corporation into the federal jurisdiction of Canada under the Canada Business Corporations Act	Carried	9,367,500	1,285,086	-	87.94	12.06	-

4. To approve a plan of arrangement under Section 192 of the Canada Business Corporations Act	Carried	9,306,954	1,345,632	-	87.37	12.63	-

5. To approve a management incentive plan	Carried	8,742,939	1,909,647	-	82.07	17.93	-

6. To approve the amendment of the articles of the Corporation to change the place of the registered office of the Corporation	Carried	9,353,813	1,298,773	-	87.81	12.19	-